Sit Mutual Funds

80 South 8th Street, Suite 3300

Minneapolis, MN 55042

August 23, 2024

David Manning	VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to comments on Forms N-CSR and N-CSR-S

Registrant File Number	1940 Act File Number
Form N-CSR-S for the period ended December 31, 2023:
Sit Large Cap Growth Fund, Inc.	811-03343
Sit Mid Cap Growth Fund, Inc.	811-00342
Sit Mutual Funds, Inc.	811-06373
Sit International Growth Fund (Series A)
Sit Balanced Fund (Series B)
Sit Developing Markets Growth Fund (Series C)
Sit Small Cap Growth Fund (Series D)
Sit Dividend Growth Fund (Series G)
Sit Global Dividend Growth Fund (Series H)
Sit Small Cap Dividend Growth Fund (Series I)
Sit ESG Growth Fund (Series J)
Sit U.S. Government Securities Fund, Inc.	811-04995

Form N-CSR for the period ended March 31, 2024:
Sit Mutual Funds II, Inc. 811-04033
Sit Tax-Free Income Fund (Series A)
Sit Minnesota Tax-Free Income Fund (Series B)
Sit Quality Income Fund (Series E)
(together the “Registrants”)

Dear Mr. Manning:

Set forth below are the Registrants’ responses to comments provided by you via telephone on August 2, 2024 as staff of the Division of Investment Management of the Securities and Exchange Commission regarding the Registrants’ Form N-CSR-S filed for the period ended December 31, 2023 or Form N-CSR filed for the period ended March 31, 2024, as applicable.

Our response to each of your comments is provided below.

Comment 1. Form N-CSR Certifications.

You noted that the titles of the Registrants’ officers who signed the certifications as required by Rule 30a-2(a) under the Investment Company Act of 1940 (the “1940 Act”) did not include designations of principal executive officer and principal financial officer. You requested that prospectively such certifications include the designations of principal executive officer and principal financial officer for the individual officers signing the certifications.

Such certifications included in the Registrants’ prospective Forms N-CSR submissions will include the designations of principal executive officer and principal financial officer as appropriate for the officers signing the certifications.

Mr. David Manning

U.S. Securities and Exchange Commission

August 23, 2024

Comment 2. Form N-CSR Item 11(b).

You noted that the response to Item 11(b) reflected text from a prior version of Form N-CSR and requested that the Registrants file an amendment to Form N-CSR item 11(b) reflecting the text of Form N-CSR that was current at the time of filing.

Specifically, the period referenced in the response to Item 11(b) in the original filing was “during the Registrant’s last fiscal half-year” whereas the period referenced should have been “during the period covered by this report.”

On August 14, 2024, Registrants filed amendments to the Forms N-CSR noted above amending Item 11(b) as discussed.

Prospectively, the Registrants will ensure that the Forms N-CSR are filed utilizing the then current version of Form N-CSR.

Comment 3. Form N-CSR Items 4(i) and 4(j).

You noted that the responses to Items 4(i) and 4(j) were not included in the Registrants’ Forms N-CSR.

Prospectively, the Registrants will ensure that the Forms N-CSR include Items 4(i) and 4(j) with the appropriate response as “not applicable.”

Comment 4. Sit Minnesota Tax-Free Income Fund (“Minnesota Fund”) Diversification.

You noted that Minnesota Fund’s risk disclosures indicate that Minnesota Fund is nondiversified. You requested that the Registrant confirm that the Minnesota Fund did not meet the diversification requirements of Section 5(b)(1) of the 1940 Act for each of the past 3 years.

For the fiscal years ended Mach 31, 2022, 2023, and 2024, Minnesota Fund met the requirement as a diversified fund for purposes of Section 5(b)(1) of the 1940 Act, and therefore would be deemed to be a “Diversified company” for such periods.

Rule 13a-1 under the 1940 Act provides that if a nondiversified company operates as a diversified company, it may change back to a nondiversified company within 3 years of the change to a diversified company without shareholder approval, provided its registration statement has not been amended.

Registrant confirms that Minnesota Fund will continue to meet the requirement as a diversified fund for purposes of Section 5(b)(1) of the 1940 Act and will not change to a nondiversified company without shareholder approval. Minnesota Fund’s registration statement on Form N-1A will also be updated accordingly with the next annual update.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-332-3223.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President &Treasurer